April 1, 2025

S. Wade Sheek
Senior VP, Chief Legal Officer & Secretary
Herc Holdings Inc.
27500 Riverview Center Blvd.
Bonita Springs, FL 34134

       Re: Herc Holdings Inc.
           H&E Equipment Services, Inc.
           Schedule TO-T filed by HR Merger Sub Inc. and Herc Holdings Inc. on March
           19, 2025
           File No. 005-82531
           Form S-4 filed by Herc Holdings Inc. on March 19, 2025
           File No. 333-285912
Dear S. Wade Sheek:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Please note that all page and heading references in this letter refer to disclosure in the prospectus included in the Form S-4 filed March 19, 2025. All defined terms used herein have the same meaning as in the prospectus, unless otherwise indicated.

Schedule TO-T and Form S-4, each filed March 19, 2025
General

1. We note the audited financial statements of Herc for the fiscal years ended December
       31, 2022, December 31, 2023, and December 31, 2024 that have been incorporated by reference in response to Item 10 of Schedule TO. Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and Telephone Interpretation I.H.7 in the July 2001 supplement to our
          Manual of Publicly Available Telephone Interpretations.    Please
revise your
 April 1, 2025
Page 2

       disclosure to include the information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure as required by Exchange Act Rule 14d-4(d).
2.     When a preliminary prospectus is used to commence an exchange offer early under
       Rule 162, the legend required by Item 501(b)(10) of Regulation S-K must be tailored appropriately. It may not state that the prospectus is not complete. See Telephone
       Interpretation I.E.2 in the July 2001 supplement to our    Manual of
Publicly Available
       Telephone Interpretations.    Please revise.
3. Please revise your Schedule TO to include Item 11 and Item 12 of Schedule TO. If those items are inapplicable or the answer is in the negative, so state. See General
       Instruction E to Schedule TO.
Withdrawal Rights, page 54

4.     We note the following statement made on page 55:    All questions as to
the form and
       validity (including time of receipt) of any notice of withdrawal will be determined by
       Merger Sub in their sole discretion.    Please revise this statement to
clarify that
       shareholders are not foreclosed from challenging your determination in a court of competent jurisdiction.
Matters Concerning Validity and Eligibility, page 57

5.     See comment 4 above. We note the following statement made on page 57:
All
       questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of H&E shares will be determined by Merger Sub in their
       sole discretion.    Please revise this statement to clarify that
shareholders are not
       foreclosed from challenging your determination in a court of competent jurisdiction.
       Please also revise the last sentence of the first paragraph on page 58 accordingly.
Conditions to the Offer, page 62

6. Refer to the last paragraph of this section, after the bullet points. We note your
       disclosure that    [e]xcept as expressly set forth in the Merger
Agreement, the
       foregoing conditions . . . shall be in addition to, and not a limitation of, the rights of
       Herc and Merger Sub to extend, terminate or modify the Offer pursuant to the terms
       of the Merger Agreement.    This statement suggests there are additional
conditions
       that would allow Herc and Merger Sub to extend, terminate or modify the Offer.
       Please revise to describe all Offer conditions here, or otherwise advise.
7. We note the disclosure in the last paragraph of this section that you may assert a
       condition    regardless of the circumstances . . . (including any action or inaction by
       Herc or Merger Sub) . . . .    A tender offer may be conditioned on a
variety of events
       and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the Offer conditions have been satisfied. With this in mind, please revise this disclosure to remove the reference to any action or inaction by Herc or
       Merger Sub.
 April 1, 2025
Page 3
Source and Amount of Funds, page 64

8. We note the description of the Commitment Letter, as amended, on page 3 and page
       65. Please expand upon the summary of this letter to include the term, the collateral (if any), and the interest rate. See Item 7 of Schedule TO and Item 1007(d)(1) of
       Regulation M-A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Shane Callaghan at 202-551-6977.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions